Andr Jérôme Appointed Interim CEO of CanniMed

Resigning CEO Brent Zettl to Provide Advisory Services

TSX: ACB TSX: CMED

EDMONTON and SASKATOON, April 2, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and CanniMed Therapeutics Inc. ("CanniMed") (TSX: CMED) announced today that Mr. Brent Zettl has resigned from his position as CEO of CanniMed, effective immediately, to pursue other opportunities. Mr. Zettl has agreed to remain available to CanniMed and Aurora in an advisory capacity to assist during the integration period.

"On behalf of the CanniMed board, I would like to express our gratitude to Brent for his leadership of CanniMed over the past three decades," stated John Knowles, CFO and Director of CanniMed. "CanniMed is the pioneer in the Canadian medical cannabis industry and this is in no small part thanks to Brent and the huge contributions he has made to the development of the sector. We wish Brent well with his future ventures."

Mr. Andrc Jerome was appointed as Interim CEO. Mr. Jérôme is SVP Business Integration at Aurora, where he is responsible for the integration of acquisitions, as well as for the identification of potential synergies across existing subsidiaries and joint venture partners. Mr. Jérôme, a member of the Bar of Québec for the last 23 years, joined Aurora from H2 Biopharma Inc ("H2"), where he was CEO and co-founder. Mr. Jérôme was already tasked with heading up the integration of CanniMed into the Aurora organization.

Mr. Terry Booth, Aurora CEO, added, "Andr is the right person to take on the role of Interim CEO at CanniMed. He is a consummate business professional and team leader with an excellent track record in accelerating growth. We are also very pleased that Brent has agreed to remain available to us as an advisor, which will provide additional support to ensure the transition proceeds smoothly. The integration of Aurora and CanniMed is well underway, and we anticipate updating the market frequently on developments as CanniMed is aligned with the Aurora Standard and expands its footprint in the domestic and international medical cannabis sectors."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

Aurora is close to completion of the acquisition of all the outstanding shares of CanniMed Therapeutics Inc, Canada's most experienced licensed producer of medical cannabis, adding over 20,000 kg per annum in funded capacity, as well as Canada's strongest medical cannabis brand.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend to develop a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB".

About CanniMed Therapeutics

CanniMed is a Canadian-based, international plant biopharmaceutical company and a leader in the Canadian medical cannabis industry, with 17 years of pharmaceutical cannabis cultivation experience, state-of-the-art, GMP-compliant production process and world class research and development platforms with a wide range of pharmaceutical-grade cannabis products.

CanniMed, through its subsidiaries, was the first producer to be licensed under the Marihuana for Medical Purposes Regulations, the predecessor to the current Access to Cannabis for Medical Purposes Regulations. It was the sole supplier to Health Canada under the former medical marijuana system for 13 years and has been producing safe and consistent medical marijuana for thousands of Canadian patients, with no incident of product diversion or recalls.

For more information, please visit our websites: www.cannimed.ca (patients) and www.cannimedtherapeutics.com (investors).

Forward looking statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.	CanniMed Therapeutics Inc
Terry Booth	Andr Jérôme
CEO	InterimCEO

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/April2018/02/c3658.html

%SEDAR: 00025675E

For further information: For Aurora: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416 586-1938,cmacphail@national.ca

CO: Aurora Cannabis Inc.

CNW 07:00e 02-APR-18